FiscalNote Holdings, Inc.

1201 Pennsylvania Avenue NW, 6th Floor

Washington, DC 20004

November 20, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Jennie Beysolow

Re:	FiscalNote Holdings, Inc.

Registration Statement on Form S-3

(File No. 333-275535)

Acceleration Request

Requested Date: November 22, 2023

Requested Time: 4:00 P.M. Eastern Standard Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FiscalNote Holdings, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Polsinelli PC, by calling Kevin L. Vold at (202) 626-8357.

Sincerely,

FISCALNOTE HOLDINGS, INC.

/s/ Todd Aman
Todd Aman
Senior Vice President, General Counsel & Secretary

cc:	Kevin L. Vold, Polsinelli PC

Shashi N. Khiani, Polsinelli PC